FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 28, 2005, Series 2005-AC2	**333-113636**

Name of Person Filing the Document
(If Other than the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED
SECURITIES I LLC

By: ______________________

Name: Baron Silverstein
Title: Vice President

Dated: March 28, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$363,817,000 (Approximately)

Asset-Backed Certificates, Series 2005-AC2 Group I

Bear Stearns Asset Backed Securities I Trust 2005-AC2
Issuer

EMC Mortgage Corporation
Seller

Wells Fargo Bank, National Association
Master Servicer

March 22, 2005

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b), (c),

Class	Size	Percent Of Pool Balance	Credit Enhancement Percentage	Coupon Type	WAL To Call (yrs.)	Final Scheduled Dist. Date	Expected Ratings (Moody's/S&P)
I-A	$290,392,000	79.10%	20.90%	5.250% Fixed (d)(e)	**3.081**	04/25/35	Aaa / AAA
I-M-1	$19,825,000	5.40%	15.50%	Floater (d)(e)(f)	**3.081**	04/25/35	Aa2 / AA
I-M-2	$20,926,000	5.70%	9.80%	Floater (d)(e)(g)	**3.081**	04/25/35	A2 / A
I-M-3	$7,159,000	1.95%	7.85%	Floater (d)(e)(h)	**3.081**	04/25/35	A3 / A-
I-B-1	$8,627,000	2.35%	5.50%	Floater (d)(e)(i)	**3.081**	04/25/35	Baa1 / BBB+
I-B-2	$5,690,000	1.55%	3.95%	Floater (d)(e)(j)	**3.081**	04/25/35	Baa2 / BBB
I-B-3	$11,198,000	3.05%	0.90% (k)	Floater (d)(e)(l)	**3.081**	04/25/35	Baa3 / BBB-
Total	**$363,817,000**	99.10%					

Notes:

(a) The principal balance of each Class of Certificates is subject to a 10% variance. Class size and credit enhancement levels are subject to change based upon the final mortgage pool and rating agency valuation of subordination, overcollateralization, and excess spread.

(b) Prepayment Pricing Speed Assumption: 8% CPR building to 24% CPR in 12 months, and remaining constant at 24% CPR thereafter.

(c) The Certificates will be priced to a cleanup call that can be exercised on or after the earlier of (i) the Distribution Date on which the aggregate stated principal balance of the mortgage loans has been reduced to less than or equal to 20% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date and (ii) the Distribution Date occurring in March 2015.

(d) See Optional Redemption Definition.

(e) The Class I-A Certificates will be subject to a cap equal to the weighted average of the net mortgage rates on the mortgage loans. The Class I-M Certificates and Class I-B Certificates will be subject to a cap equal to the lesser of 9.00% and the weighted average of the net mortgage rates on the mortgage loans. If on any Distribution Date, the pass-through rate for a class of offered certificates is based on a cap relating to the weighted average of the net mortgage rates of the mortgage loans, the resulting interest shortfall may be recovered by the holders of the related certificates on the same Distribution Date or future Distribution Dates on a subordinated basis to the extent that on such Distribution Date there are available funds remaining after certain other distributions on the offered certificates and the payment of certain fees and expenses of the trust.

(f) The pass-through rate for the Class I-M-1 Certificates will be a floating rate based on One Month LIBOR + [0.42%] (per annum).

(g) The pass-through rate for the Class I-M-2 Certificates will be a floating rate based on One Month LIBOR + [0.65%] (per annum).

(h) The pass-through rate for the Class I-M-3 Certificates will be a floating rate based on One Month LIBOR + [0.68%] (per annum).

(i) The pass-through rate for the Class I-B-1 Certificates will be a floating rate based on One Month LIBOR + [1.20%] (per annum).

(j) The pass-through rate for the Class I-B-2 Certificates will be a floating rate based on One Month LIBOR + [1.30%] (per annum).

(k) Credit Enhancement for the Class I-B-3 Certificates will be available from the Overcollateralized Amount, which is expected to be 0.90% initially, with a floor of 0.90% of the original aggregate stated principal balance of the mortgage loans.

(l) The pass-through rate for the Class I-B-3 Certificates will be a floating rate based on One Month LIBOR + [1.85%] (per annum).

THE COLLATERAL

- Conventional, one-to-four-family, fixed-rate mortgage loans secured by first liens on residential mortgaged properties.
- The collateral will consist of a pool of mortgage loans with an unpaid principal balance of approximately $367,121,271.
- The mortgage loans were originated by Waterfield Mortgage Company pursuant to underwriting guidelines as described in the prospectus supplement.
- The collateral information provided herein is preliminary and based upon information as of March 1, 2005.

The Structure

The Senior Certificates, Mezzanine Certificates and Subordinate Certificates will be paid principal on a *pro rata* basis.

Class I-A Certificates
The Class I-A Certificates will be fixed rate senior securities.

Class I-M-1 Certificates
The Class I-M-1 Certificates will be issued as floating rate mezzanine securities. The Class I-M-1 Certificates will be subordinate to the Class I-A Certificates.

Class I-M-2 Certificates
The Class I-M-2 Certificates will be issued as floating rate mezzanine securities. The Class I-M-2 Certificates will be subordinate to the Class I-A Certificates and the Class I-M-1 Certificates.

Class I-M-3 Certificates
The Class I-M-3 Certificates will be issued as floating rate mezzanine securities. The Class I-M-3 Certificates will be subordinate to the Class I-A Certificates, the Class I-M-1 Certificates and the Class I-M-2 Certificates.

Class I-B-1 Certificates
The Class I-B-1 Certificates will be issued as floating rate subordinate securities. The Class I-B-1 Certificates will be subordinate to the Class I-A Certificates and the Class I-M Certificates.

Class I-B-2 Certificates
The Class I-B-2 Certificates will be issued as floating rate subordinate securities. The Class I-B-2 Certificates will be subordinate to the Class I-A Certificates, the Class I-M Certificates and the Class I-B-1 Certificates.

Class I-B-3 Certificates
The Class I-B-3 Certificates will be issued as floating rate subordinate securities. The Class I-B-3 Certificates will be subordinate to the Class I-A Certificates, the Class I-M Certificates, the Class I-B-1 Certificates and the Class I-B-2 Certificates.

Non-offered Certificates
The Class I-P, Class I-C and the Class I-R Certificates.

Summary of Terms

Depositor:	Bear Stearns Asset Backed Securities I LLC
Seller:	EMC Mortgage Corporation.
Master Servicer:	Wells Fargo Bank, National Association.
Servicer:	EMC Mortgage Corporation (100% sub-serviced by Waterfield Mortgage Company).
Originator:	Waterfield Mortgage Company.
Sole Manager:	Bear, Stearns & Co. Inc.
Trustee:	U.S. Bank National Association.
Cut-off Date:	March 1, 2005.
Closing Date:	On or about March 31, 2005.
Distribution Date:	25th day of each month (or the next business day), commencing in April 2005
Optional Redemption:	At its option the holder of the Class I-C Certificates, or, if there is no single holder, the majority holder of the Class I-C Certificates, may purchase all of the certificates on or after the earlier of (a) the 20% Clean-Up Call Date and (b) the Distribution Date occurring in March 2015.

In addition, if the holder of the Class I-C Certificates does not exercise its option to purchase ("Optional Redemption"), at any time, the pass-through rate on the Class I-A, Class I-M and Class I-B Certificates will increase by the Rate Increase. The "Rate Increase" is equal to (A) on the first Distribution Date after the 20% Clean-Up Call Date, [0.500%] per annum for the Class I-A Certificates, [0.210%] per annum for the Class I-M-1 Certificates, [0.325%] per annum for the Class I-M-2 Certificates, [0.340%] per annum for the Class I-M-3 Certificates, [0.600%] per annum for the Class I-B-1 Certificates, [0.650%] per annum for the Class I-B-2 Certificates and [0.925%] for the Class I-B-3 Certificates; or (B) on the first Distribution Date after the distribution in March 2015, [0.500%] per annum for the Class I-A Certificates, [0.210%] per annum for the Class I-M-1 Certificates, [0.325%] per annum for the Class I-M-2 Certificates, [0.340%] per annum for the Class I-M-3 Certificates, [0.600%] per annum for the Class I-B-1 Certificates, [0.650%] per annum for the Class I-B-2 Certificates and [0.925%] for the Class I-B-3 Certificates.

Additionally, if the Optional Redemption is not exercised by the earlier of (a) the first Distribution Date after the 20% Clean-Up Call Date, and (b) the Distribution Date occurring in March 2015, thereafter all net monthly excess cashflow will be paid as principal to the Class I-A, Class I-M and Class I-B Certificates, pro rata, until their Certificate Principal Balances are reduced to zero.

20% Clean-Up Call Date: The first Distribution Date on which the aggregate stated principal balance of the mortgage loans as of the end of the related due period is less than or equal to 20% of the Cut-off Date balance.

Available Distribution Amount: For any Distribution Date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the related Due Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Servicer and reduced by Servicing Fees, Master Servicing Fees and LPMI Fees (if applicable).

Net WAC Rate: For each Distribution Date, (a) with respect to the Class I-A Certificates, a per annum rate equal to the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, (b) with respect to the Class I-M Certificates and Class I-B Certificates, a per annum rate equal to the lesser of (i) 9.00% per annum and (ii) the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, in each case, adjusted for the actual number of days elapsed in the Accrual Period.

Pass-Through Rates: The pass-through rate for the Class I-A Certificates will be a per annum fixed or floating rate, subject to adjustment as described above under Net WAC Rate. The pass-through rates for the Class I-M Certificates and Class I-B Certificates will be the least of (i) the per annum floating rates, (ii) 9.00% per annum and (iii) the related Net WAC Rate.

Interest Payments: On each Distribution Date holders of the offered certificates will be entitled to receive the interest that has accrued on the offered certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid less Prepayment Interest Shortfalls to the extent not covered by Compensating Interest and any Relief Act Shortfalls.

The "Accrual Period" for the Class I-A Certificates will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The "Accrual Period" for the Class I-M Certificates and Class I-B Certificates will be the period from and including the 25th day of the calendar month preceding the month in which a Distribution Date occurs (or with respect to the first accrual period for the Class I-M Certificates and Class I-B Certificates, the Closing Date) to and including the 24th day of the calendar month in which that Distribution Date occurs. The Trustee will calculate interest on the Class I-A Certificates based on a 360-day year that consists of twelve 30-day months. The Trustee will calculate interest on the Class I-M Certificates and Class I-B Certificates based on a 360-day year and the actual number of days elapsed during the related Accrual Period.

Monthly Interest Distributable Amount: For any Distribution Date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related pass-through rate on the Certificate Principal Balance of such Class immediately prior to such Distribution Date, in each case, reduced by any Unpaid Interest Shortfall Amounts plus any Monthly Interest Distributable Amount remaining unpaid from any prior Distribution Date with interest thereon at the related pass-through rate.

Principal Payments: On each Distribution Date the holders of each class of offered certificates shall be entitled to receive distributions in respect of principal to the extent of the Principal Distribution Amount on a pro rata basis, based on the Certificate Principal Balances thereof, until the Certificate Principal Balances thereof have been reduced to zero.

Stated Principal Balance: With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all scheduled payments of principal due after the Cut-off Date, whether or not received, and as further reduced to the extent that any Realized Loss thereon has been incurred during the prior due period.

Certificate Principal Balance:	With respect to any offered certificate, as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of the Class I-M Certificates and Class I-B Certificates any reductions in the Certificate Principal Balance resulting from the allocations of Realized Losses in the manner described herein, and increased by any Subsequent Recoveries on the mortgage loans to the extent described in the Prospectus Supplement.
Principal Distribution Amount:	With respect to any Distribution Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.
Basic Principal Distribution Amount:	With respect to any Distribution Date the Principal Remittance Amount for such Distribution Date.
Extra Principal Distribution Amount:	With respect to any Distribution Date (other than the first Distribution Date) (a) on or prior to the earlier of (1) the 20% Clean-Up Call Date and (2) the Distribution Date in March 2015, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Increase Amount for such Distribution Date; and (b) thereafter, the Net Monthly Excess Cashflow for such Distribution Date.
Principal Remittance Amount:	With respect to any Distribution Date, the sum of: 1. the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced; 2. the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement or the related servicing agreement during the preceding calendar month; and 3. the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.
Unpaid Interest Shortfall Amount:	For each class of offered certificates and any Distribution Date, such offered certificates' pro rata share, based on the amount of Monthly Interest Distributable Amount otherwise payable on such class of offered certificates on such Distribution Date, of (a) any Prepayment Interest Shortfalls, to the extent not covered by Compensating Interest, and (b) any Relief Act Shortfalls, plus interest on the amount of previously allocated Unpaid Interest Shortfall Amounts on such class of offered certificates that remains unreimbursed, at the pass-through rate for such class for the related Accrual Period.

Net Monthly Excess Cashflow: For any Distribution Date, the excess of (x) the Available Distribution Amount for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amount for the offered certificates, and (B) the Principal Remittance Amount.

Priority of Payments: Distributions on the offered certificates will be made on the 25th day of each month (or next business day). The payments to the offered certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-A Certificates;
2. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-M-1 Certificates;
3. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-M-2 Certificates;
4. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-M-3 Certificates;
5. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-B-1 Certificates;
6. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-B-2 Certificates;
7. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-B-3 Certificates.

On any Distribution Date, any Prepayment Interest Shortfalls and any Relief Act Shortfalls to the extent not covered by Compensating Interest paid by the related Servicer or the Master Servicer will be allocated, first, in reduction of amounts otherwise distributable to the Class I-C Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the offered certificates, on a pro rata basis, based on the respective amounts of interest accrued on such certificates for such Distribution Date.

Principal Distributions:

Payment of principal to the Class I-A, Class I-M and Class I-B Certificates will be paid on a pro rata basis, based on the Certificate Principal Balance of each such class.

Net Monthly Excess Cashflow:

1. Payment to the holders of the class or classes of offered certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2. Payment of Unpaid Interest Shortfall Amounts first to the holders of the Class I-A Certificates, then to the Class I-M-1 Certificates, then to the Class I-M-2 Certificates, then to the Class I-M-3 Certificates, then to the Class I-B-1 Certificates, then to the Class I-B-2 Certificates and then to the holders of Class I-B-3 Certificates, to the extent not previously

reimbursed;

3. Payment of any allocated realized loss amount to the holders of the Class I-M-1 Certificates;
4. Payment of any allocated realized loss amount to the holders of the Class I-M-2 Certificates;
5. Payment of any allocated realized loss amount to the holders of the Class I-M-3 Certificates;
6. Payment of any allocated realized loss amount to the holders of the Class I-B-1 Certificates;
7. Payment of any allocated realized loss amount to the holders of the Class I-B-2 Certificates;
8. Payment of any allocated realized loss amount to the holders of the Class I-B-3 Certificates; and
9. Payments to a reserve account to the extent necessary to pay any Net WAC Rate shortfall amounts, first to the holders of the Class I-A Certificates, then to the Class I-M-1 Certificates, then to the Class I-M-2 Certificates, then to the Class I-M-3 Certificates, then to the Class I-B-1 Certificates, then to the Class I-B-2 Certificates and then to the holders of Class I-B-3 Certificates, to the extent not previously reimbursed.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.

Allocation of Losses: Realized Losses on the mortgage loans will be allocated first to the Net Monthly Excess Cashflow, then to the Overcollateralized Amount, then to the Class I-B-3 Certificates, then to the Class I-B-2 Certificates, then to the Class I-B-1 Certificates, then to the Class I-M-3 Certificates, then to the Class I-M-2 Certificates, and then to the Class I-M-1 Certificates, in each case until the Certificate Principal Balance of such class has been reduced to zero.

Once Realized Losses have been allocated to the Class I-B Certificates and Class I-M Certificates such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid to the holders of the Class I-B Certificates and Class I-M Certificates on future Distribution Dates to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to the Class I-B Certificates and Class I-M Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Overcollateralization Increase Amount: For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).

Overcollateralized Amount: For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period, and after reduction for Realized Losses incurred during the related prepayment period) exceeds (ii) the aggregate Certificate Principal Balance of the certificates as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date).

Credit Enhancement:

- Subordination: Initially, 20.90% for the Class I-A Certificates; 15.50% for the Class I-M-1 Certificates; 9.80% for the Class I-M-2 Certificates; 7.85% for the Class I-M-3 Certificates; 5.50% for the Class I-B-1 Certificates; 3.95% for the Class I-B-2 Certificates and the Overcollateralized Amount (0.90% initially), for the Class I-B-3 Certificates.
- Overcollateralization Target Amount: 0.90% of the aggregate Stated Principal Balance of the mortgage loans as of the Cut-off Date.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Master Servicing Fee Rate, if applicable, (2) the Servicing Fee Rate, and (3) the Lender-Paid Mortgage Insurance Fee Rate ("LPMI Fee Rate"), if applicable.

Monthly Fees: Servicing Fee Rate of 0.250% per annum, payable monthly and a Master Servicing Fee Rate of 0.000% per annum, payable monthly.

P&I Advances: Each Servicer will be obligated to make, or cause to be made, cash advances with respect to delinquent payments of principal and interest on the mortgage loans serviced by such Servicer to the extent that such Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the advancing obligations of the Servicers.

Compensating Interest: Each servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Registration: The offered certificates will be available in book-entry form through DTC.

Denominations: The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.

Federal Tax Aspects: The Trust will be established as one or more REMICs for federal income tax purposes.

ERISA Considerations: The offered certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.

SMMEA Eligibility: The Class I-A and Class I-M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

NET MONTHLY EXCESS CASHFLOW SCHEDULE

Distribution Date	Excess Basis Points	Distribution Date	Excess Basis Points	Distribution Date	Excess Basis Points
25-Apr-05	132	25-Aug-07	123	25-Dec-09	133
25-May-05	122	25-Sep-07	124	25-Jan-10	131
25-Jun-05	120	25-Oct-07	126	25-Feb-10	132
25-Jul-05	122	25-Nov-07	124	25-Mar-10	139
25-Aug-05	120	25-Dec-07	127	25-Apr-10	132
25-Sep-05	120	25-Jan-08	124	25-May-10	135
25-Oct-05	123	25-Feb-08	125	25-Jun-10	133
25-Nov-05	120	25-Mar-08	130	25-Jul-10	136
25-Dec-05	123	25-Apr-08	125	25-Aug-10	134
25-Jan-06	121	25-May-08	128	25-Sep-10	134
25-Feb-06	121	25-Jun-08	125	25-Oct-10	137
25-Mar-06	128	25-Jul-08	128	25-Nov-10	135
25-Apr-06	121	25-Aug-08	126	25-Dec-10	138
25-May-06	123	25-Sep-08	126	25-Jan-11	136
25-Jun-06	121	25-Oct-08	129	25-Feb-11	137
25-Jul-06	124	25-Nov-08	127	25-Mar-11	145
25-Aug-06	121	25-Dec-08	129		
25-Sep-06	122	25-Jan-09	127		
25-Oct-06	124	25-Feb-09	128		
25-Nov-06	122	25-Mar-09	135		
25-Dec-06	124	25-Apr-09	128		
25-Jan-07	122	25-May-09	131		
25-Feb-07	122	25-Jun-09	129		
25-Mar-07	130	25-Jul-09	132		
25-Apr-07	123	25-Aug-09	129		
25-May-07	125	25-Sep-09	130		
25-Jun-07	123	25-Oct-09	133		
25-July-07	126	25-Nov-09	130		

SUBORDINATE CAP SCHEDULE

Note:
The Subordinate Cap is calculated by taking, a) interest funds available to pay monthly interest to the Class I-A, Class I-M and Class I-B Certificates less interest due to the Class I-A Certificates divided by b) the aggregate principal balance of the Class I-M and Class I-B Certificates. The result is expressed as a percentage which takes into consideration the actual number of days elapsed for each accrual period. Below is a table showing the Subordinate Cap for specified distribution dates assuming the prepayment pricing speed assumption of 8% CPR building to 24% CPR in 12 months, and remaining constant at 24% CPR thereafter and no losses.

Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap
25-Apr-05	9.86	25-Aug-07	10.08	25-Dec-09	10.55
25-May-05	9.86	25-Sep-07	10.09	25-Jan-10	10.58
25-Jun-05	9.86	25-Oct-07	10.10	25-Feb-10	10.60
25-Jul-05	9.86	25-Nov-07	10.11	25-Mar-10	10.63
25-Aug-05	9.87	25-Dec-07	10.13	25-Apr-10	10.65
25-Sep-05	9.87	25-Jan-08	10.14	25-May-10	10.68
25-Oct-05	9.88	25-Feb-08	10.15	25-Jun-10	10.70
25-Nov-05	9.88	25-Mar-08	10.17	25-Jul-10	10.73
25-Dec-05	9.89	25-Apr-08	10.18	25-Aug-10	10.76
25-Jan-06	9.90	25-May-08	10.20	25-Sep-10	10.79
25-Feb-06	9.90	25-Jun-08	10.21	25-Oct-10	10.82
25-Mar-06	9.91	25-Jul-08	10.23	25-Nov-10	10.85
25-Apr-06	9.92	25-Aug-08	10.24	25-Dec-10	10.88
25-May-06	9.93	25-Sep-08	10.26	25-Jan-11	10.91
25-Jun-06	9.94	25-Oct-08	10.27	25-Feb-11	10.95
25-Jul-06	9.95	25-Nov-08	10.29	25-Mar-11	10.98
25-Aug-06	9.95	25-Dec-08	10.31		
25-Sep-06	9.96	25-Jan-09	10.33		
25-Oct-06	9.97	25-Feb-09	10.34		
25-Nov-06	9.98	25-Mar-09	10.36		
25-Dec-06	9.99	25-Apr-09	10.38		
25-Jan-07	10.00	25-May-09	10.40		
25-Feb-07	10.01	25-Jun-09	10.42		
25-Mar-07	10.02	25-Jul-09	10.44		
25-Apr-07	10.03	25-Aug-09	10.46		
25-May-07	10.04	25-Sep-09	10.48		
25-Jun-07	10.05	25-Oct-09	10.51		
25-July-07	10.06	25-Nov-09	10.53		

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$367,121,272		
Number of Loans	1,649		
Average Current Loan Balance	$222,633	$39,906	$1,998,009
(1) Original Loan-to-Value Ratio	75.07%	19.98%	95.00%
(1) Mortgage Rate	6.374%	5.5000%	8.2500%
(1) Net Mortgage Rate	6.124%	5.2500%	8.0000%
(1) Original Term to Stated Maturity (months)	359	240	360
(1) Age (months)	2	0	7
(1) Remaining Term to Stated Maturity (months)	357	236	360
(1) (2) Credit Score	681	575	821

(1) Weighted Average reflected in Total.
(2) Of the Mortgage Loans which have a Credit Score.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed Rate	100.00%
Lien	First	100.00%
Agency Conforming {By Original Principle Balance}	Yes	66.80%
	No	33.20%
Interest Only	Yes	52.92%
Property Type	Two- to four- family units	7.69%
	Condominium	4.64%
	Hi-Rise Condo	0.21%
	Planned Unit Developments (attached)	23.14%
	Single-family detached	64.32%
Geographic Distribution	California	24.59%
	Maryland	8.30%
	Virginia	6.64%
	New York	6.09%
Number of States (including DC)		44
Documentation Type	Full/Alternative	24.82%
	No Income/No Asset	11.03%
	No Ratio	24.85%
	Stated Income	39.30%
Loans with Prepayment Penalties		17.13%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
N/A	28	4,255,602.60	1.16	151,985.81	73.06
560 – 579	30	5,548,247.42	1.51	184,941.58	67.65
580 – 599	87	17,648,175.73	4.81	202,852.59	72.23
600 – 619	131	27,339,114.32	7.45	208,695.53	73.93
620 – 639	245	53,542,336.63	14.58	218,540.15	77.14
640 – 659	201	41,448,382.53	11.29	206,210.86	78.18
660 – 679	211	48,573,842.29	13.23	230,207.78	74.91
680 – 699	171	37,223,027.23	10.14	217,678.52	76.59
700 – 719	162	38,055,624.16	10.37	234,911.26	74.60
720 – 739	122	27,564,934.95	7.51	225,942.09	76.26
740 – 759	103	23,308,164.04	6.35	226,292.85	73.84
760 – 779	93	25,032,521.28	6.82	269,166.90	70.72
780 – 799	51	15,208,541.67	4.14	298,206.70	73.16
800 – 819	13	2,245,556.33	0.61	172,735.10	72.15
820 – 839	1	127,200.00	0.03	127,200.00	80.00
TOTAL:	1,649	367,121,271.18	100.00	222,632.67	75.07

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
N/A	614	131,728,701.95	35.88	214,541.86	677	74.92
5.00% - 9.99%	6	1,089,125.18	0.30	181,520.86	758	78.86
10.00% - 14.99%	5	745,662.78	0.20	149,132.56	666	80.27
15.00% - 19.99%	9	1,436,345.54	0.39	159,593.95	700	79.78
20.00% - 24.99%	43	10,099,833.63	2.75	234,879.85	688	69.04
25.00% - 29.99%	87	15,349,983.73	4.18	176,436.59	683	73.71
30.00% - 34.99%	148	33,406,975.21	9.10	225,722.81	686	75.70
35.00% - 39.99%	226	47,667,879.88	12.98	210,919.82	683	75.40
40.00% - 44.99%	369	90,287,198.31	24.59	244,680.75	675	76.05
45.00% - 49.99%	129	32,946,676.17	8.97	255,400.59	694	73.92
50.00% - 54.99%	10	2,072,715.30	0.56	207,271.53	705	73.93
55.00% - 59.99%	3	290,173.50	0.08	96,724.50	745	76.49
TOTAL:	1,649	367,121,271.18	100.00	222,632.67	681	75.07

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	261	20,945,229.69	5.71	80,249.92	671	79.04
$100,001 - $200,000	686	101,097,845.64	27.54	147,372.95	678	78.33
$200,001 - $300,000	335	81,059,301.50	22.08	241,968.06	672	76.37
$300,001 - $359,650	110	35,886,125.37	9.78	326,237.50	666	76.10
$359,651 - $400,000	78	29,835,607.49	8.13	382,507.79	676	74.37
$400,001 - $500,000	91	40,803,301.93	11.11	448,387.93	697	71.95
$500,001 - $600,000	47	25,974,633.66	7.08	552,651.78	697	70.96
$600,001 - $700,000	28	17,964,605.54	4.89	641,593.06	707	67.42
$700,001 - $800,000	2	1,544,800.86	0.42	772,400.43	743	64.28
$800,001 - $900,000	4	3,417,689.59	0.93	854,422.40	675	67.41
$900,001 - $1,000,000	5	4,866,120.93	1.33	973,224.19	685	64.10
$1,100,000 +	2	3,726,008.98	1.01	1,863,004.49	733	57.01
TOTAL:	1,649	367,121,271.18	100.00	222,632.67	681	75.07

Current Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Current Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	261	20,945,229.69	5.71	80,249.92	671	79.04
$100,001 - $200,000	688	101,437,844.37	27.63	147,438.73	678	78.31
$200,001 - $300,000	335	81,198,515.81	22.12	242,383.63	672	76.41
$300,001 - $359,650	109	35,765,227.33	9.74	328,121.35	666	76.11
$300,001 - $400,000	77	29,477,292.49	8.03	382,821.98	677	74.30
$400,001 - $500,000	91	40,803,301.93	11.11	448,387.93	697	71.95
$500,001 - $600,000	47	25,974,633.66	7.08	552,651.78	697	70.96
$600,001 - $700,000	28	17,964,605.54	4.89	641,593.06	707	67.42
$700,001 - $800,000	2	1,544,800.86	0.42	772,400.43	743	64.28
$800,001 - $900,000	4	3,417,689.59	0.93	854,422.40	675	67.41
$900,001 - $1,000,000	5	4,866,120.93	1.33	973,224.19	685	64.10
$1,100,000 +	2	3,726,008.98	1.01	1,863,004.49	733	57.01
TOTAL:	1,649	367,121,271.18	100.00	222,632.67	681	75.07

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
5.0000% - 5.4999%	6	1,715,111.01	0.47	285,851.84	694	80.12
5.5000% - 5.9999%	569	150,115,130.86	40.89	263,822.73	704	72.16
6.0000% - 6.4999%	644	138,061,383.21	37.61	214,381.03	665	75.98
6.5000% - 6.9999%	299	53,670,931.51	14.62	179,501.44	658	78.94
7.0000% - 7.4999%	84	13,401,025.84	3.65	159,536.02	663	80.94
7.5000% - 7.9999%	43	8,564,829.72	2.33	199,182.09	679	76.74
8.0000% - 8.4999%	4	1,592,859.03	0.43	398,214.76	705	75.89
TOTAL:	1,649	367,121,271.18	100.00	222,632.67	681	75.07

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
5.5000% - 5.9999%	164	47,799,984.37	13.02	291,463.32	724	70.61
6.0000% - 6.4999%	769	185,717,917.81	50.59	241,505.74	683	73.89
6.5000% - 6.9999%	513	97,261,072.16	26.49	189,592.73	660	77.68
7.0000% - 7.4999%	120	19,452,504.63	5.30	162,104.21	661	81.32
7.5000% - 7.9999%	62	12,417,719.41	3.38	200,285.80	672	78.65
8.0000% - 8.4999%	21	4,472,072.80	1.22	212,955.85	680	77.61
TOTAL:	1,649	367,121,271.18	100.00	222,632.67	681	75.07

Original Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
15.01% - 20.00%	1	160,000.00	0.04	160,000.00	791
20.01% - 25.00%	1	77,960.00	0.02	77,960.00	594
25.01% - 30.00%	4	1,587,700.00	0.43	396,925.00	763
30.01% - 35.00%	6	1,268,289.29	0.35	211,381.55	717
35.01% - 40.00%	10	2,420,549.98	0.66	242,055.00	681
40.01% - 45.00%	18	4,327,762.29	1.18	240,431.24	676
45.01% - 50.00%	21	5,551,208.16	1.51	264,343.25	701
50.01% - 55.00%	22	8,073,051.69	2.20	366,956.90	712
55.01% - 60.00%	39	12,298,996.75	3.35	315,358.89	666
60.01% - 65.00%	96	32,857,740.42	8.95	342,268.13	687
65.01% - 70.00%	72	22,375,883.89	6.09	310,776.17	669
70.01% - 75.00%	109	28,027,525.17	7.63	257,133.26	676
75.01% - 80.00%	1,053	218,518,599.39	59.52	207,520.04	680
80.01% - 85.00%	14	2,298,889.05	0.63	164,206.36	668
85.01% - 90.00%	109	15,513,486.58	4.23	142,325.56	688
90.01% - 95.00%	74	11,763,628.52	3.20	158,967.95	681
TOTAL:	1,649	367,121,271.18	100.00	222,632.67	681

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	279	90,264,843.28	24.59	323,529.90	685	70.71
Maryland	119	30,477,932.62	8.30	256,117.08	682	75.72
Virginia	88	24,390,587.32	6.64	277,165.77	684	74.77
New York	61	22,352,618.75	6.09	366,436.37	697	74.92
Arizona	103	19,057,474.34	5.19	185,024.02	699	78.37
Other[(1)]	999	180,577,814.87	49.19	180,758.57	674	76.85
TOTAL:	1,649	367,121,271.18	100.00	222,632.67	681	75.07

[1)] Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purposes	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Cash Out Refinance	446	113,446,529.63	30.90	254,364.42	662	70.41
Purchase	1,013	205,254,843.77	55.91	202,620.77	692	78.44
Rate/Term Refinance	190	48,419,897.78	13.19	254,841.57	678	71.69
TOTAL:	1,649	367,121,271.18	100.00	222,632.67	681	75.07

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	429	91,113,318.08	24.82	212,385.36	691	77.67
No Income/No Asset	198	40,489,390.47	11.03	204,491.87	686	69.19
No Ratio	416	91,239,311.48	24.85	219,325.27	673	77.47
Stated Income	606	144,279,251.15	39.30	238,084.57	677	73.56
TOTAL:	1,649	367,121,271.18	100.00	222,632.67	681	75.07

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	209	36,820,144.74	10.03	176,172.94	700	75.56
Primary Residence	1,371	317,529,276.01	86.49	231,604.14	678	75.01
Second/Vacation	69	12,771,850.43	3.48	185,099.28	681	75.05
TOTAL:	1,649	367,121,271.18	100.00	222,632.67	681	75.07

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
Two- to four- family units	126	28,222,701.06	7.69	223,989.69	675	75.78
Condominium	99	17,045,561.05	4.64	172,177.38	684	76.96
Hi-Rise Condo	3	777,860.00	0.21	259,286.67	723	76.54
Planned Unit Developments (attached)	360	84,954,149.27	23.14	235,983.75	689	75.28
Single-family detached	1,061	236,120,999.80	64.32	222,545.71	678	74.76
TOTAL:	1,649	367,121,271.18	100.00	222,632.67	681	75.07

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	1,332	304,225,263.64	82.87	228,397.35	682	74.60
36 Months	89	15,982,358.33	4.35	179,577.06	663	77.95
60 Months	228	46,913,649.21	12.78	205,761.62	679	77.12
TOTAL:	1,649	367,121,271.18	100.00	222,632.67	681	75.07

New Issue Computational Materials

$193,383,000 (Approximately)

Asset-Backed Certificates, Series 2005-AC2 Group II

Bear Stearns Asset Backed Securities I Trust 2005-AC2
Issuer

EMC Mortgage Corporation
Seller

Wells Fargo Bank, National Association
Master Servicer

March 22, 2005

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b), (c),

Class	Size	Percent Of Pool Balance	Credit Enhancement Percentage	Coupon Type	WAL To Call (yrs.)	Final Scheduled Dist. Date	Expected Ratings (Moody's/S&P)
II-A-1	$138,000,000	70.79%	22.50%	5.250% Fixed (d)(e)	**3.020**	04/25/35	Aaa / AAA
II-A-2	$13,080,000	6.71%	22.50%	Floater (d)(e)(m)	**3.020**	04/25/35	Aaa / AAA
II-M-1	$14,036,000	7.20%	15.30%	Floater (d)(e)(f)	**3.020**	04/25/35	Aa2 / AA
II-M-2	$10,722,000	5.50%	9.80%	Floater (d)(e)(g)	**3.020**	04/25/35	A2 / A
II-M-3	$3,801,000	1.95%	7.85%	Floater (d)(e)(h)	**3.020**	04/25/35	A3 / A-
II-B-1	$4,581,000	2.35%	5.50%	Floater (d)(e)(i)	**3.020**	04/25/35	Baa1 / BBB+
II-B-2	$3,899,000	2.00%	3.50%	Floater (d)(e)(j)	**3.020**	04/25/35	Baa2 / BBB
II-B-3	$5,264,000	2.70%	0.80% (k)	Floater (d)(e)(l)	**3.020**	04/25/35	Baa3 / BBB-
Total	**$193,383,000**	99.20%					

Notes:

(a) The principal balance of each Class of Certificates is subject to a 10% variance. Class size and credit enhancement levels are subject to change based upon the final mortgage pool and rating agency valuation of subordination, overcollateralization, and excess spread.

(b) Prepayment Pricing Speed Assumption: 8% CPR building to 24% CPR in 12 months, and remaining constant at 24% CPR thereafter.

(c) The Certificates will be priced to a cleanup call that can be exercised on or after the earlier of (i) the Distribution Date on which the aggregate stated principal balance of the mortgage loans has been reduced to less than or equal to 20% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date and (ii) the Distribution Date occurring in March 2015.

(d) See Optional Redemption Definition.

(e) The Class II-A-1 Certificates will be subject to a cap equal to the weighted average of the net mortgage rates on the mortgage loans. The Class II-A-2 Certificates will be subject to a cap equal to the lesser of 8.00% and the weighted average of the net mortgage rates on the mortgage loans. The Class II-M Certificates and Class II-B Certificates will be subject to a cap equal to the lesser of 9.00% and the weighted average of the net mortgage rates on the mortgage loans. If on any Distribution Date, the pass-through rate for a class of offered certificates is based on a cap relating to the weighted average of the net mortgage rates of the mortgage loans, the resulting interest shortfall may be recovered by the holders of the related certificates on the same Distribution Date or future Distribution Dates on a subordinated basis to the extent that on such Distribution Date there are available funds remaining after certain other distributions on the offered certificates and the payment of certain fees and expenses of the trust.

(f) The pass-through rate for the Class II-M-1 Certificates will be a floating rate based on One Month LIBOR + [0.42%] (per annum).

(g) The pass-through rate for the Class II-M-2 Certificates will be a floating rate based on One Month LIBOR + [0.65%] (per annum).

(h) The pass-through rate for the Class II-M-3 Certificates will be a floating rate based on One Month LIBOR + [0.68%] (per annum).

(i) The pass-through rate for the Class II-B-1 Certificates will be a floating rate based on One Month LIBOR + [1.20%] (per annum).

(j) The pass-through rate for the Class II-B-2 Certificates will be a floating rate based on One Month LIBOR + [1.30%] (per annum).

(k) Credit Enhancement for the Class II-B-3 Certificates will be available from the Overcollateralized Amount, which is expected to be 0.80% initially, with a floor of 0.80% of the original aggregate stated principal balance of the mortgage loans.

(l) The pass-through rate for the Class II-B-3 Certificates will be a floating rate based on One Month LIBOR + [1.85%] (per annum).

(m) The pass-through rate for the Class II-A-2 Certificates will be a floating rate based on One Month LIBOR + [0.35%] (per annum).

THE COLLATERAL

- Conventional, one-to-four-family, fixed-rate mortgage loans secured by first liens on residential mortgaged properties.
- The collateral will consist of a pool of mortgage loans with an unpaid principal balance of approximately $194,942,788.
- The mortgage loans were primarily originated by Alliance Mortgage Banking Corporation (approximately 7%), American Mortgage Network (approximately 8%), Gateway Funding Diversified Mortgage Services, LP (approximately 4%), Oakstreet Mortgage, LLC (approximately 18%), Pinnacle Financial Corporation (approximately 10%) and United Financial Mortgage Corp. (approximately 6%) with approximately seventy six other originators totaling approximately 47% (none of which represent greater than 3% of the pool) pursuant to underwriting guidelines as described in the prospectus supplement.
- The collateral information provided herein is preliminary and based upon information as of March 1, 2004.

The Structure

The Senior Certificates, Mezzanine Certificates and Subordinate Certificates will be paid principal on a *pro rata* basis.

Class II-A-1 Certificates

The Class II-A-1 Certificates will be fixed rate senior securities.

Class II-A-2 Certificates

The Class II-A-2 Certificates will be floating rate senior securities.

Class II-M-1 Certificates

The Class II-M-1 Certificates will be issued as floating rate mezzanine securities. The Class II-M-1 Certificates will be subordinate to the Class II-A Certificates.

Class II-M-2 Certificates

The Class II-M-2 Certificates will be issued as floating rate mezzanine securities. The Class II-M-2 Certificates will be subordinate to the Class II-A Certificates and the Class II-M-1 Certificates.

Class II-M-3 Certificates

The Class II-M-3 Certificates will be issued as floating rate mezzanine securities. The Class II-M-3 Certificates will be subordinate to the Class II-A Certificates, the Class II-M-1 Certificates and the Class II-M-2 Certificates.

Class II-B-1 Certificates

The Class II-B-1 Certificates will be issued as floating rate subordinate securities. The Class II-B-1 Certificates will be subordinate to the Class II-A Certificates and the Class II-M Certificates.

Class II-B-2 Certificates

The Class II-B-2 Certificates will be issued as floating rate subordinate securities. The Class II-B-2 Certificates will be subordinate to the Class II-A Certificates, the Class II-M Certificates and the Class II-B-1 Certificates.

Class II-B-3 Certificates

The Class II-B-3 Certificates will be issued as floating rate subordinate securities. The Class II-B-3 Certificates will be subordinate to the Class II-A Certificates, the Class II-M Certificates, the Class II-B-1 Certificates and the Class II-B-2 Certificates.

Non-offered Certificates

The Class II-P, Class II-C and the Class II-R Certificates.

Summary of Terms

Depositor:	Bear Stearns Asset Backed Securities I LLC
Seller:	EMC Mortgage Corporation.
Master Servicer:	Wells Fargo Bank, National Association.
Servicers:	Cendant (approximately 2%), EMC Mortgage Corporation (approximately 96%), Greenpoint (approximately 0.5%), HSBC (approximately 0.5%), and Southtrust (approximately 1%).
Originators:	Alliance (7%), American (8%), Gateway (4%), Oakstreet (18%), Pinnacle (10%), United Financial (6%) and approximately 76 others.
Sole Manager:	Bear, Stearns & Co. Inc.
Trustee:	U.S. Bank National Association.
Cut-off Date:	March 1, 2005.
Closing Date:	On or about March 31, 2005.
Distribution Date:	25th day of each month (or the next business day), commencing in April 2005
Optional Redemption:	At its option the holder of the Class II-C Certificates, or, if there is no single holder, the majority holder of the Class II-C Certificates, may purchase all of the certificates on or after the earlier of (a) the 20% Clean-Up Call Date and (b) the Distribution Date occurring in March 2015.

In addition, if the holder of the Class II-C Certificates does not exercise its option to purchase ("Optional Redemption"), at any time, the pass-through rate on the Class II-A, Class II-M and Class II-B Certificates will increase by the Rate Increase. The "Rate Increase" is equal to (A) on the first Distribution Date after the 20% Clean-Up Call Date, [0.500%] per annum for the Class II-A-1 Certificates, [0.175%] per annum for the Class II-A-2 Certificates, [0.210%] per annum for the Class II-M-1 Certificates, [0.325%] per annum for the Class II-M-2 Certificates, [0.340%] per annum for the Class II-M-3 Certificates, [0.600%] per annum for the Class II-B-1 Certificates, [0.650%] per annum for the Class II-B-2 Certificates and [0.925%] for the Class II-B-3 Certificates; or (B) on the first Distribution Date after the distribution in March 2015, [0.500%] per annum for the Class II-A-1 Certificates, [0.175%] per annum for the Class II-A-2 Certificates, [0.210%] per annum for the Class II-M-1 Certificates, [0.325%] per annum for the Class II-M-2 Certificates, [0.340%] per annum for the Class II-M-3 Certificates, [0.600%] per annum for the Class II-B-1 Certificates, [0.650%] per annum for the Class II-B-2 Certificates and [0.925%] for the Class II-B-3 Certificates.

Additionally, if the Optional Redemption is not exercised by the earlier of (a) the first Distribution Date after the 20% Clean-Up Call Date, and (b) the Distribution Date occurring in March 2015, thereafter all net monthly excess cashflow will be paid as principal to the Class II-A, Class II-M and Class II-B Certificates, pro rata, until their Certificate Principal Balances are reduced to zero.

20% Clean-Up Call Date: The first Distribution Date on which the aggregate stated principal balance of the mortgage loans as of the end of the related due period is less than or equal to 20% of the Cut-off Date balance.

Available Distribution Amount: For any Distribution Date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the related Due Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Servicer and reduced by Servicing Fees, Master Servicing Fees and LPMI Fees (if applicable).

Net WAC Rate: For each Distribution Date, (a) with respect to the Class II-A-1 Certificates, a per annum rate equal to the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, (b) with respect to the Class II-A-2 Certificates, a per annum rate equal to the lesser of (i) 8.00% per annum and (ii) the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, (c) with respect to the Class II-M Certificates and Class II-B Certificates, a per annum rate equal to the lesser of (i) 9.00% per annum and (ii) the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, in each case, adjusted for the actual number of days elapsed in the Accrual Period.

Pass-Through Rates: The pass-through rate for the Class II-A-1 Certificates will be a per annum fixed rate, subject to adjustment as described above under Net WAC Rate. The pass-through rate for the Class II-A-2 Certificates will be the least of (i) the per annum floating rate, (ii) 8.00% per annum and (iii) the related Net WAC Rate. The pass-through rates for the Class II-M Certificates and Class II-B Certificates will be the least of (i) the per annum floating rates, (ii) 9.00% per annum and (iii) the related Net WAC Rate.

Interest Payments:

On each Distribution Date holders of the offered certificates will be entitled to receive the interest that has accrued on the offered certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid less Prepayment Interest Shortfalls to the extent not covered by Compensating Interest and any Relief Act Shortfalls.

The "Accrual Period" for the Class II-A-1 Certificates will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The "Accrual Period" for the Class II-A-2 Certificates, Class II-M Certificates and Class II-B Certificates will be the period from and including the 25th day of the calendar month preceding the month in which a Distribution Date occurs (or with respect to the first accrual period for the Class II-A-2 Certificates, Class II-M Certificates and Class II-B Certificates, the Closing Date) to and including the 24th day of the calendar month in which that Distribution Date occurs. The Trustee will calculate interest on the Class II-A-1 Certificates based on a 360-day year that consists of twelve 30-day months. The Trustee will calculate interest on the Class II-A-2 Certificates, Class II-M Certificates and Class II-B Certificates based on a 360-day year and the actual number of days elapsed during the related Accrual Period.

Monthly Interest Distributable Amount:

For any Distribution Date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related pass-through rate on the Certificate Principal Balance of such Class immediately prior to such Distribution Date, in each case, reduced by any Unpaid Interest Shortfall Amounts plus any Monthly Interest Distributable Amount remaining unpaid from any prior Distribution Date with interest thereon at the related pass-through rate.

Principal Payments:

On each Distribution Date the holders of each class of offered certificates shall be entitled to receive distributions in respect of principal to the extent of the Principal Distribution Amount on a pro rata basis, based on the Certificate Principal Balances thereof, until the Certificate Principal Balances thereof have been reduced to zero.

Stated Principal Balance:

With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all scheduled payments of principal due after the Cut-off Date, whether or not received, and as further reduced to the extent that any Realized Loss thereon has been incurred during the prior due period.

Certificate Principal Balance: With respect to any offered certificate, as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of the Class II-M Certificates and Class II-B Certificates any reductions in the Certificate Principal Balance resulting from the allocations of Realized Losses in the manner described herein, and increased by any Subsequent Recoveries on the mortgage loans to the extent described in the Prospectus Supplement.

Principal Distribution Amount: With respect to any Distribution Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Distribution Date the Principal Remittance Amount for such Distribution Date.

Extra Principal Distribution Amount: With respect to any Distribution Date (other than the first Distribution Date) (a) on or prior to the earlier of (1) the 20% Clean-Up Call Date and (2) the Distribution Date in March 2015, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Increase Amount for such Distribution Date; and (b) thereafter, the Net Monthly Excess Cashflow for such Distribution Date.

Principal Remittance Amount: With respect to any Distribution Date, the sum of:

1. the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;
2. the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement or the related servicing agreement during the preceding calendar month; and
3. the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Unpaid Interest Shortfall Amount: For each class of offered certificates and any Distribution Date, such offered certificates' pro rata share, based on the amount of Monthly Interest Distributable Amount otherwise payable on such class of offered certificates on such Distribution Date, of (a) any Prepayment Interest Shortfalls, to the extent not covered by Compensating Interest, and (b) any Relief Act Shortfalls, plus interest on the amount of previously allocated Unpaid Interest Shortfall Amounts on such class of offered certificates that remains unreimbursed, at the pass-through rate for such class for the related Accrual Period.

Net Monthly Excess Cashflow: For any Distribution Date, the excess of (x) the Available Distribution Amount for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amount for the offered certificates, and (B) the Principal Remittance Amount.

Priority of Payments: Distributions on the offered certificates will be made on the 25th day of each month (or next business day). The payments to the offered certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1. Payment of the related Monthly Interest Distributable Amount to the holders of the Class II-A Certificates;
2. Payment of the related Monthly Interest Distributable Amount to the holders of the Class II-M-1 Certificates;
3. Payment of the related Monthly Interest Distributable Amount to the holders of the Class II-M-2 Certificates;
4. Payment of the related Monthly Interest Distributable Amount to the holders of the Class II-M-3 Certificates;
5. Payment of the related Monthly Interest Distributable Amount to the holders of the Class II-B-1 Certificates;
6. Payment of the related Monthly Interest Distributable Amount to the holders of the Class II-B-2 Certificates;
7. Payment of the related Monthly Interest Distributable Amount to the holders of the Class II-B-3 Certificates.

On any Distribution Date, any Prepayment Interest Shortfalls and any Relief Act Shortfalls to the extent not covered by Compensating Interest paid by the related Servicer or the Master Servicer will be allocated, first, in reduction of amounts otherwise distributable to the Class II-C Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the offered certificates, on a pro rata basis, based on the respective amounts of interest accrued on such certificates for such Distribution Date.

Principal Distributions:

Payment of principal to the Class II-A, Class II-M and Class II-B Certificates will be paid on a pro rata basis, based on the Certificate Principal Balance of each such class.

Net Monthly Excess Cashflow:

1. Payment to the holders of the class or classes of offered certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2. Payment of Unpaid Interest Shortfall Amounts first to the holders of the Class II-A Certificates, on a pro rata basis, then to the Class II-M-1 Certificates, then to the Class II-M-2 Certificates, then to the Class II-M-3 Certificates, then to the Class II-B-1 Certificates, then to the Class II-B-2 Certificates and then to the holders of Class II-B-3 Certificates, to the

extent not previously reimbursed;

3. Payment of any allocated realized loss amount to the holders of the Class II-M-1 Certificates;
4. Payment of any allocated realized loss amount to the holders of the Class II-M-2 Certificates;
5. Payment of any allocated realized loss amount to the holders of the Class II-M-3 Certificates;
6. Payment of any allocated realized loss amount to the holders of the Class II-B-1 Certificates;
7. Payment of any allocated realized loss amount to the holders of the Class II-B-2 Certificates;
8. Payment of any allocated realized loss amount to the holders of the Class II-B-3 Certificates; and
9. Payments to a reserve account to the extent necessary to pay any Net WAC Rate shortfall amounts, first to the holders of the Class II-A Certificates, on a pro rata basis, then to the Class II-M-1 Certificates, then to the Class II-M-2 Certificates, then to the Class II-M-3 Certificates, then to the Class II-B-1 Certificates, then to the Class II-B-2 Certificates and then to the holders of Class II-B-3 Certificates, to the extent not previously reimbursed.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.

Allocation of Losses: Realized Losses on the mortgage loans will be allocated first to the Net Monthly Excess Cashflow, then to the Overcollateralized Amount, then to the Class II-B-3 Certificates, then to the Class II-B-2 Certificates, then to the Class II-B-1 Certificates, then to the Class II-M-3 Certificates, then to the Class II-M-2 Certificates, and then to the Class II-M-1 Certificates, in each case until the Certificate Principal Balance of such class has been reduced to zero.

Once Realized Losses have been allocated to the Class II-B Certificates and Class II-M Certificates such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid to the holders of the Class II-B Certificates and Class II-M Certificates on future Distribution Dates to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to the Class II-B Certificates and Class II-M Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Overcollateralization Increase Amount: For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).

Overcollateralized Amount:	For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period, and after reduction for Realized Losses incurred during the related prepayment period) exceeds (ii) the aggregate Certificate Principal Balance of the certificates as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date).
Credit Enhancement:	• Subordination: Initially, 22.50% for the Class II-A Certificates; 15.30% for the Class II-M-1 Certificates; 9.80% for the Class II-M-2 Certificates; 7.85% for the Class II-M-3 Certificates; 5.50% for the Class II-B-1 Certificates; 3.50% for the Class II-B-2 Certificates and the Overcollateralized Amount (0.80% initially), for the Class II-B-3 Certificates. • Overcollateralization Target Amount: 0.80% of the aggregate Stated Principal Balance of the mortgage loans as of the Cut-off Date.
Net Mortgage Rate:	On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Master Servicing Fee Rate, if applicable, (2) the Servicing Fee Rate, and (3) the Lender-Paid Mortgage Insurance Fee Rate ("LPMI Fee Rate"), if applicable.
Monthly Fees:	Servicing Fee Rate of 0.250% per annum, payable monthly and a Master Servicing Fee Rate of 0.000% per annum, payable monthly.
P&I Advances:	Each Servicer will be obligated to make, or cause to be made, cash advances with respect to delinquent payments of principal and interest on the mortgage loans serviced by such Servicer to the extent that such Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the advancing obligations of the Servicers.
Compensating Interest:	Each servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Registration:	The offered certificates will be available in book-entry form through DTC.
Denominations:	The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Federal Tax Aspects:	The Trust will be established as one or more REMICs for federal income tax purposes.
ERISA Considerations:	The offered certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.
SMMEA Eligibility:	The Class II-A and Class II-M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

NET MONTHLY EXCESS CASHFLOW SCHEDULE

Distribution Date	Excess Basis Points	Distribution Date	Excess Basis Points	Distribution Date	Excess Basis Points
25-Apr-05	175	25-Aug-07	161	25-Dec-09	171
25-May-05	161	25-Sep-07	161	25-Jan-10	168
25-Jun-05	158	25-Oct-07	165	25-Feb-10	169
25-Jul-05	161	25-Nov-07	162	25-Mar-10	179
25-Aug-05	158	25-Dec-07	165	25-Apr-10	169
25-Sep-05	158	25-Jan-08	162	25-May-10	173
25-Oct-05	162	25-Feb-08	162	25-Jun-10	170
25-Nov-05	158	25-Mar-08	169	25-Jul-10	174
25-Dec-05	162	25-Apr-08	163	25-Aug-10	171
25-Jan-06	159	25-May-08	166	25-Sep-10	171
25-Feb-06	159	25-Jun-08	163	25-Oct-10	175
25-Mar-06	169	25-Jul-08	167	25-Nov-10	172
25-Apr-06	159	25-Aug-08	163	25-Dec-10	176
25-May-06	162	25-Sep-08	164	25-Jan-11	173
25-Jun-06	159	25-Oct-08	167	25-Feb-11	173
25-Jul-06	163	25-Nov-08	164		
25-Aug-06	159	25-Dec-08	168		
25-Sep-06	159	25-Jan-09	165		
25-Oct-06	163	25-Feb-09	165		
25-Nov-06	160	25-Mar-09	175		
25-Dec-06	163	25-Apr-09	165		
25-Jan-07	160	25-May-09	169		
25-Feb-07	160	25-Jun-09	166		
25-Mar-07	170	25-Jul-09	170		
25-Apr-07	160	25-Aug-09	167		
25-May-07	164	25-Sep-09	167		
25-Jun-07	161	25-Oct-09	171		
25-July-07	164	25-Nov-09	168		

SUBORDINATE CAP SCHEDULE

Note:
The Subordinate Cap is calculated by taking, a) interest funds available to pay monthly interest to the Class II-A, Class II-M and Class II-B Certificates less interest due to the Class II-A Certificates (for the purposes of this calculation, it is assumed that the pass-through rate on the Class II-A-2 Certificates is equal to 8.00%) divided by b) the aggregate principal balance of the Class II-M and Class II-B Certificates. The result is expressed as a percentage which takes into consideration the actual number of days elapsed for each accrual period. Below is a table showing the Subordinate Cap for specified distribution dates assuming the prepayment pricing speed assumption of 8% CPR building to 24% CPR in 12 months, and remaining constant at 24% CPR thereafter and no losses.

Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap
25-Apr-05	9.64	25-Aug-07	9.84	25-Dec-09	10.27
25-May-05	9.64	25-Sep-07	9.85	25-Jan-10	10.29
25-Jun-05	9.64	25-Oct-07	9.86	25-Feb-10	10.31
25-Jul-05	9.65	25-Nov-07	9.87	25-Mar-10	10.33
25-Aug-05	9.65	25-Dec-07	9.89	25-Apr-10	10.35
25-Sep-05	9.66	25-Jan-08	9.90	25-May-10	10.38
25-Oct-05	9.66	25-Feb-08	9.91	25-Jun-10	10.40
25-Nov-05	9.67	25-Mar-08	9.92	25-Jul-10	10.43
25-Dec-05	9.67	25-Apr-08	9.93	25-Aug-10	10.45
25-Jan-06	9.68	25-May-08	9.95	25-Sep-10	10.48
25-Feb-06	9.69	25-Jun-08	9.96	25-Oct-10	10.51
25-Mar-06	9.70	25-Jul-08	9.97	25-Nov-10	10.53
25-Apr-06	9.70	25-Aug-08	9.99	25-Dec-10	10.56
25-May-06	9.71	25-Sep-08	10.00	25-Jan-11	10.59
25-Jun-06	9.72	25-Oct-08	10.02	25-Feb-11	10.62
25-Jul-06	9.72	25-Nov-08	10.03		
25-Aug-06	9.73	25-Dec-08	10.05		
25-Sep-06	9.74	25-Jan-09	10.06		
25-Oct-06	9.75	25-Feb-09	10.08		
25-Nov-06	9.76	25-Mar-09	10.10		
25-Dec-06	9.77	25-Apr-09	10.11		
25-Jan-07	9.77	25-May-09	10.13		
25-Feb-07	9.78	25-Jun-09	10.15		
25-Mar-07	9.79	25-Jul-09	10.17		
25-Apr-07	9.80	25-Aug-09	10.19		
25-May-07	9.81	25-Sep-09	10.20		
25-Jun-07	9.82	25-Oct-09	10.22		
25-July-07	9.83	25-Nov-09	10.24		

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$194,942,789		
Number of Loans	935		
Average Current Loan Balance	$208,495	$22,425	$1,356,287
(1) Original Loan-to-Value Ratio	77.13%	15.00%	100.00%
(1) Mortgage Rate	6.614%	4.7500%	12.5000%
(1) Net Mortgage Rate	6.345%	4.5000%	12.2500%
(1) Original Term to Stated Maturity (months)	358	240	360
(1) Age (months)	3	0	26
(1) Remaining Term to Stated Maturity (months)	356	235	360
(1) (2) Credit Score	700	520	814

(1) Weighted Average reflected in Total.
(2) Of the Mortgage Loans which have a Credit Score.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed Rate	100.00%
Lien	First	100.00%
Agency Conforming {By Original Principle Balance}	Yes	65.42%
	No	34.58%
Interest Only	Yes	23.84%
Property Type	Two- to four- family units	15.48%
	Condominium	4.61%
	Hi-Rise Condo	0.73%
	Planned Unit Developments (attached)	18.37%
	Single-family detached	60.39%
	Townhouse	0.35%
	Co-op	0.06%
Geographic Distribution	California	17.70%
	Florida	13.68%
	New York	10.42%
Number of States (including DC)		42
Documentation Type	Full/Alternative	34.83%
	No Income/No Asset	1.86%
	No Documentation	9.21%
	No Ratio	9.26%
	Stated Income	25.23%
	Stated Income/Stated Asset	19.61%
Loans with Prepayment Penalties		45.20%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
N/A	3	498,914.78	0.26	166,304.93	73.35
520 – 539	1	149,590.06	0.08	149,590.06	41.67
560 – 579	1	73,394.40	0.04	73,394.40	89.21
580 – 599	5	590,226.14	0.30	118,045.23	73.82
600 – 619	19	2,684,595.71	1.38	141,294.51	85.28
620 – 639	128	24,423,028.76	12.53	190,804.91	80.86
640 – 659	107	19,700,458.42	10.11	184,116.43	78.89
660 – 679	119	25,256,345.76	12.96	212,238.20	77.69
680 – 699	125	25,490,777.01	13.08	203,926.22	79.04
700 – 719	124	23,704,556.87	12.16	191,165.78	79.07
720 – 739	111	23,687,507.33	12.15	213,400.97	76.56
740 – 759	73	18,226,541.03	9.35	249,678.64	70.26
760 – 779	75	17,823,447.16	9.14	237,645.96	75.34
780 – 799	33	9,276,126.38	4.76	281,094.74	70.82
800 – 819	11	3,357,278.82	1.72	305,207.17	71.41
TOTAL:	935	194,942,788.63	100.00	208,494.96	77.13

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
N/A	215	39,637,572.85	20.33	184,360.80	696	76.66
1.00% - 4.99%	2	224,693.83	0.12	112,346.92	763	67.36
5.00% - 9.99%	9	916,090.04	0.47	101,787.78	714	81.48
10.00% - 14.99%	13	2,298,480.11	1.18	176,806.16	747	76.21
15.00% - 19.99%	27	3,701,586.15	1.90	137,095.78	710	75.42
20.00% - 24.99%	53	9,664,108.79	4.96	182,341.68	713	73.24
25.00% - 29.99%	64	11,986,904.37	6.15	187,295.38	708	72.40
30.00% - 34.99%	98	25,185,942.97	12.92	256,999.42	712	76.32
35.00% - 39.99%	156	36,570,970.62	18.76	234,429.30	704	76.21
40.00% - 44.99%	138	30,198,688.01	15.49	218,831.07	697	78.58
45.00% - 49.99%	131	29,115,301.44	14.94	222,254.21	688	79.83
50.00% - 54.99%	24	4,639,125.58	2.38	193,296.90	656	87.28
55.00% - 59.99%	5	803,323.87	0.41	160,664.77	656	82.18
TOTAL:	935	194,942,788.63	100.00	208,494.96	700	77.13

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	211	16,059,442.77	8.24	76,111.10	688	80.67
$100,001 - $200,000	399	56,388,755.41	28.93	141,325.20	694	81.13
$200,001 - $300,000	132	32,550,878.64	16.70	246,597.57	692	79.54
$300,001 - $359,650	39	12,684,658.15	6.51	325,247.64	698	78.01
$359,651 - $400,000	46	17,587,369.29	9.02	382,334.12	706	77.65
$400,001 - $500,000	55	24,864,088.35	12.75	452,074.33	709	74.72
$500,001 - $600,000	30	16,389,726.57	8.41	546,324.22	719	74.54
$600,001 - $700,000	9	5,811,004.73	2.98	645,667.19	706	62.52
$700,001 - $800,000	5	3,698,487.92	1.90	739,697.58	707	76.92
$800,001 - $900,000	2	1,646,059.99	0.84	823,030.00	727	65.46
$900,001 - $1,000,000	5	4,746,029.36	2.43	949,205.87	729	53.02
$1,100,000 +	2	2,516,287.45	1.29	1,258,143.73	684	53.57
TOTAL:	935	194,942,788.63	100.00	208,494.96	700	77.13

Current Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Current Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	211	16,059,442.77	8.24	76,111.10	688	80.67
$100,001 - $200,000	399	56,388,755.41	28.93	141,325.20	694	81.13
$200,001 - $300,000	132	32,550,878.64	16.70	246,597.57	692	79.54
$300,001 - $359,650	43	14,120,220.82	7.24	328,377.23	699	78.72
$300,001 - $400,000	42	16,151,806.62	8.29	384,566.82	705	77.00
$400,001 - $500,000	55	24,864,088.35	12.75	452,074.33	709	74.72
$500,001 - $600,000	30	16,389,726.57	8.41	546,324.22	719	74.54
$600,001 - $700,000	9	5,811,004.73	2.98	645,667.19	706	62.52
$700,001 - $800,000	5	3,698,487.92	1.90	739,697.58	707	76.92
$800,001 - $900,000	2	1,646,059.99	0.84	823,030.00	727	65.46
$900,001 - $1,000,000	5	4,746,029.36	2.43	949,205.87	729	53.02
$1,100,000 +	2	2,516,287.45	1.29	1,258,143.73	684	53.57
TOTAL:	935	194,942,788.63	100.00	208,494.96	700	77.13

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.5000% - 4.9999%	14	4,300,055.30	2.21	307,146.81	742	65.92
5.0000% - 5.4999%	42	10,415,240.67	5.34	247,981.92	723	71.00
5.5000% - 5.9999%	172	50,696,801.00	26.01	294,748.84	722	69.00
6.0000% - 6.4999%	220	44,177,098.15	22.66	200,804.99	692	78.73
6.5000% - 6.9999%	244	44,956,416.91	23.06	184,247.61	691	82.23
7.0000% - 7.4999%	148	27,564,222.73	14.14	186,244.75	685	83.19
7.5000% - 7.9999%	47	5,862,835.79	3.01	124,741.19	677	83.25
8.0000% - 8.4999%	26	3,829,786.76	1.96	147,299.49	661	80.60
8.5000% - 8.9999%	10	1,320,094.73	0.68	132,009.47	674	82.77
9.0000% - 9.4999%	8	1,603,406.11	0.82	200,425.76	673	79.45
9.5000% - 9.9999%	3	159,652.66	0.08	53,217.55	650	80.00
12.0000% - 12.4999%	1	57,177.82	0.03	57,177.82	715	15.00
TOTAL:	935	194,942,788.63	100.00	208,494.96	700	77.13

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.5000% - 4.9999%	4	1,061,606.71	0.54	265,401.68	748	63.02
5.0000% - 5.4999%	30	7,871,483.35	4.04	262,382.78	739	66.22
5.5000% - 5.9999%	93	28,589,386.17	14.67	307,412.75	718	70.31
6.0000% - 6.4999%	203	48,722,950.26	24.99	240,014.53	710	72.31
6.5000% - 6.9999%	267	53,209,973.61	27.30	199,288.29	693	80.00
7.0000% - 7.4999%	154	28,999,759.12	14.88	188,310.12	678	83.20
7.5000% - 7.9999%	100	15,689,388.26	8.05	156,893.88	692	85.48
8.0000% - 8.4999%	46	5,569,951.63	2.86	121,085.90	684	85.28
8.5000% - 8.9999%	24	3,325,727.12	1.71	138,571.96	679	84.18
9.0000% - 9.4999%	6	868,445.90	0.45	144,740.98	692	80.18
9.5000% - 9.9999%	7	976,938.68	0.50	139,562.67	655	80.00
12.5000% - 12.9999%	1	57,177.82	0.03	57,177.82	715	15.00
TOTAL:	935	194,942,788.63	100.00	208,494.96	700	77.13

Original Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	1	57,177.82	0.03	57,177.82	715
15.01% - 20.00%	3	931,462.53	0.48	310,487.51	746
20.01% - 25.00%	1	923,109.24	0.47	923,109.24	742
25.01% - 30.00%	2	568,194.60	0.29	284,097.30	750
30.01% - 35.00%	4	1,095,637.88	0.56	273,909.47	765
35.01% - 40.00%	7	1,555,422.99	0.80	222,203.28	735
40.01% - 45.00%	9	2,319,884.66	1.19	257,764.96	707
45.01% - 50.00%	10	2,599,219.21	1.33	259,921.92	683
50.01% - 55.00%	12	1,556,471.41	0.80	129,705.95	707
55.01% - 60.00%	26	7,831,131.23	4.02	301,197.35	732
60.01% - 65.00%	26	7,857,964.19	4.03	302,229.39	709
65.01% - 70.00%	50	14,912,965.76	7.65	298,259.32	725
70.01% - 75.00%	62	14,600,665.19	7.49	235,494.60	687
75.01% - 80.00%	461	100,124,730.70	51.36	217,190.31	696
80.01% - 85.00%	18	2,600,942.74	1.33	144,496.82	681
85.01% - 90.00%	84	12,857,699.16	6.60	153,067.85	684
90.01% - 95.00%	77	12,228,527.16	6.27	158,812.04	703
95.01% - 100.00%	82	10,321,582.16	5.29	125,872.95	693
TOTAL:	935	194,942,788.63	100.00	208,494.96	700

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	86	34,507,944.15	17.70	401,255.16	713	70.43
Florida	155	26,658,891.12	13.68	171,992.85	696	79.06
New York	58	20,316,605.82	10.42	350,286.31	707	76.13
Virginia	54	13,137,643.53	6.74	243,289.70	699	75.39
Other(1)	582	100,321,704.01	51.46	172,374.06	695	79.35
TOTAL:	935	194,942,788.63	100.00	208,494.96	700	77.13

1) Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purposes	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Cash Out Refinance	240	54,736,821.71	28.08	228,070.09	690	70.77
Purchase	532	104,160,602.46	53.43	195,790.61	705	82.54
Rate/Term Refinance	163	36,045,364.46	18.49	221,137.21	702	71.14
TOTAL:	935	194,942,788.63	100.00	208,494.96	700	77.13

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	383	67,900,432.19	34.83	177,285.72	695	79.34
No Income/No Asset	27	3,625,027.35	1.86	134,260.27	698	73.70
No Documentation	85	17,959,165.47	9.21	211,284.30	692	74.08
No Ratio	103	18,053,380.03	9.26	175,275.53	699	79.82
Stated Income	209	49,181,812.57	25.23	235,319.68	698	75.92
Stated/Stated	128	38,222,971.02	19.61	298,616.96	714	75.24
TOTAL:	935	194,942,788.63	100.00	208,494.96	700	77.13

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	260	36,821,214.86	18.89	141,620.06	714	81.87
Primary Residence	641	148,250,919.06	76.05	231,280.68	696	76.29
Second/Vacation	34	9,870,654.71	5.06	290,313.37	709	72.09
TOTAL:	935	194,942,788.63	100.00	208,494.96	700	77.13

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
Two- to four- family units	137	30,184,405.46	15.48	220,324.13	706	79.20
CO-OP	1	109,558.66	0.06	109,558.66	780	63.58
Condominium	48	8,987,943.51	4.61	187,248.82	702	77.76
Hi-Rise Condo	5	1,423,500.40	0.73	284,700.08	739	74.25
Planned Unit Developments (attached)	160	35,820,280.08	18.37	223,876.75	694	77.40
Single-family detached	578	117,735,686.18	60.39	203,694.96	699	76.49
Townhouse	6	681,414.34	0.35	113,569.06	750	81.06
TOTAL:	935	194,942,788.63	100.00	208,494.96	700	77.13

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	466	106,826,026.57	54.80	229,240.40	702	76.43
6 Months	2	643,716.91	0.33	321,858.46	759	72.61
8 Months	1	136,000.00	0.07	136,000.00	711	80.00
12 Months	65	16,282,391.62	8.35	250,498.33	693	82.41
24 Months	5	827,678.03	0.42	165,535.61	717	72.19
36 Months	344	59,657,631.17	30.60	173,423.35	699	77.24
60 Months	52	10,569,344.33	5.42	203,256.62	690	76.02
TOTAL:	935	194,942,788.63	100.00	208,494.96	700	77.13

Roxborough, Claude W.

From: Tanor, Ege (Exchange) [ETANOR@bear.com]
Sent: Wednesday, March 30, 2005 1:59 PM
To: etanor@wdlbc47r02.fi.bear.com
Subject: BSABS-05AC2 Yields - Group 2 Bond B3
Attachments: filexzNG1B.pdf

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the

Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.
Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates.
We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Settle Date: 3/31/2005 US Treasury Curve Date: 3/9/2005

Tranche: B3 (II-B-3)						
Price	.00% CPR 2.85000 Scenario0 0%	P50 ACPR 2.85000 Scenario1 0%	P100 ACPR 2.85000 Scenario2 0%	P150 ACPR 2.85000 Scenario3 0%	P200 ACPR 2.85000 Scenario4 0%	PREPAY 1M_LIB PP_PCT CALL
100.000000	5.14	4.92	4.92	4.93	4.94	Yield

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	PP PCT
Default	.00% CPR		.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	PP PCT
Default	P50 ACPR		.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	PP PCT
Default	P100 ACPR		.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	PP PCT
Default	P150 ACPR		.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	PP PCT
Default	P200 ACPR		.00000

Roxborough, Claude W.

From:	Tanor, Ege (Exchange) [ETANOR@bear.com]
Sent:	Wednesday, March 30, 2005 1:59 PM
To:	etanor@wdlbc47r02.fi.bear.com
Subject:	BSABS-05AC2 Yields - Group 2 Bond B2
Attachments:	fileIQWvbt.pdf

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the

Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.
Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates.
We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Settle Date: 3/31/2005 US Treasury Curve Date: 3/9/2005

Tranche: B2 (II-B-2)						
Price	**.00% CPR 2.85000 Scenario0 0%**	**P50 ACPR 2.85000 Scenario1 0%**	**P100 ACPR 2.85000 Scenario2 0%**	**P150 ACPR 2.85000 Scenario3 0%**	**P200 ACPR 2.85000 Scenario4 0%**	**PREPAY 1M_LIB PP_PCT CALL**
100.000000	4.49	4.32	4.32	4.33	4.33	Yield

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	PP PCT
Default	.00% CPR		.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	PP PCT
Default	P50 ACPR		.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	PP PCT
Default	P100 ACPR		.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	PP PCT
Default	P150 ACPR		.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	PP PCT
Default	P200 ACPR		.00000

Roxborough, Claude W.

From: Tanor, Ege (Exchange) [ETANOR@bear.com]
Sent: Wednesday, March 30, 2005 1:59 PM
To: etanor@wdlbc47r02.fi.bear.com
Subject: BSABS-05AC2 Yields - Group 2 Bond B1
Attachments: filezAk20M.pdf

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the

Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.
Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates.
We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Settle Date: 3/31/2005 US Treasury Curve Date: 3/9/2005

Tranche: B1 (II-B-1)						
Price	**.00% CPR 2.85000 Scenario0 0%**	**P50 ACPR 2.85000 Scenario1 0%**	**P100 ACPR 2.85000 Scenario2 0%**	**P150 ACPR 2.85000 Scenario3 0%**	**P200 ACPR 2.85000 Scenario4 0%**	**PREPAY 1M_LIB PP_PCT CALL**
100.000000	4.37	4.22	4.21	4.22	4.22	Yield

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	PP PCT
Default	.00% CPR		.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	PP PCT
Default	P50 ACPR		.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	PP PCT
Default	P100 ACPR		.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	PP PCT
Default	P150 ACPR		.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	PP PCT
Default	P200 ACPR		.00000

Roxborough, Claude W.

From: Tanor, Ege (Exchange) [ETANOR@bear.com]
Sent: Wednesday, March 30, 2005 1:58 PM
To: etanor@wdlbc47r02.fi.bear.com
Subject: BSABS-05AC2 Yields - Group 2 Bond M3
Attachments: fileh4mEJv.pdf

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the

Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.
Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates.
We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Settle Date: 3/31/2005 US Treasury Curve Date: 3/9/2005

Tranche: M3 (II-M-3)						
Price	**.00% CPR 2.85000 Scenario0 0%**	**P50 ACPR 2.85000 Scenario1 0%**	**P100 ACPR 2.85000 Scenario2 0%**	**P150 ACPR 2.85000 Scenario3 0%**	**P200 ACPR 2.85000 Scenario4 0%**	**PREPAY 1M_LIB PP_PCT CALL**
100.000000	3.74	3.65	3.65	3.65	3.65	Yield

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	PP PCT
Default	.00% CPR		.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	PP PCT
Default	P50 ACPR		.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	PP PCT
Default	P100 ACPR		.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	PP PCT
Default	P150 ACPR		.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	PP PCT
Default	P200 ACPR		.00000

Roxborough, Claude W.

From: Tanor, Ege (Exchange) [ETANOR@bear.com]
Sent: Wednesday, March 30, 2005 1:58 PM
To: etanor@wdlbc47r02.fi.bear.com
Subject: BSABS-05AC2 Yields - Group 2 Bond M1
Attachments: filevnJ5Cm.pdf

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the

Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.
Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates.
We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

DJS-05AC2
Sensitivity

Settle Date: 3/31/2005 US Treasury Curve Date: 3/9/2005

Tranche: M1 (II-M-I)						
Price	.00% CPR 2.85000 Scenario0 0%	P50 ACPR 2.85000 Scenario1 0%	P100 ACPR 2.85000 Scenario2 0%	P150 ACPR 2.85000 Scenario3 0%	P200 ACPR 2.85000 Scenario4 0%	PREPAY 1M_LIB PP_PCT CALL
100.000000	3.47	3.41	3.41	3.41	3.41	Yield

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	PP PCT
Default	.00% CPR		.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	PP PCT
Default	P50 ACPR		.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	PP PCT
Default	P100 ACPR		.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	PP PCT
Default	P150 ACPR		.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	PP PCT
Default	P200 ACPR		.00000

Roxborough, Claude W.

From: Tanor, Ege (Exchange) [ETANOR@bear.com]
Sent: Wednesday, March 30, 2005 1:57 PM
To: etanor@wdlbc52r01.fi.bear.com
Subject: BSABS-05AC2 Yields - Group 1 Bond B3
Attachments: fileVI4PF6.pdf

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the

Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.
Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates.
We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Settle Date: 3/31/2005 US Treasury Curve Date: 3/24/2005

Tranche: B3 (I-B-3)						
Price	**.00% CPR 2.85000 Scenario0 0%**	**P50 ACPR 2.85000 Scenario1 0%**	**P100 ACPR 2.85000 Scenario2 0%**	**P150 ACPR 2.85000 Scenario3 0%**	**P200 ACPR 2.85000 Scenario4 0%**	**PREPAY 1M_LIB PP_PCT CALL**
100.000000	5.16	4.93	4.92	4.93	4.93	Yield

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	PP PCT
Default	.00% CPR		.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	PP PCT
Default	P50 ACPR		.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	PP PCT
Default	P100 ACPR		.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	PP PCT
Default	P150 ACPR		.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	PP PCT
Default	P200 ACPR		.00000

Roxborough, Claude W.

From: Tanor, Ege (Exchange) [ETANOR@bear.com]
Sent: Wednesday, March 30, 2005 1:57 PM
To: etanor@wdlbc52r01.fi.bear.com
Subject: BSABS-05AC2 Yields - Group 1 Bond B1
Attachments: fileZuJCzO.pdf

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the

Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.
Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates.
We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Settle Date: 3/31/2005 US Treasury Curve Date: 3/24/2005

Tranche: B1 (I-B-1)						
Price	**.00% CPR 2.85000 Scenario0 0%**	**P50 ACPR 2.85000 Scenario1 0%**	**P100 ACPR 2.85000 Scenario2 0%**	**P150 ACPR 2.85000 Scenario3 0%**	**P200 ACPR 2.85000 Scenario4 0%**	**PREPAY 1M_LIB PP_PCT CALL**
100.000000	4.50	4.33	4.32	4.33	4.33	Yield

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	PP PCT
Default	.00% CPR		.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	PP PCT
Default	P50 ACPR		.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	PP PCT
Default	P100 ACPR		.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	PP PCT
Default	P150 ACPR		.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	PP PCT
Default	P200 ACPR		.00000

Roxborough, Claude W.

From: Tanor, Ege (Exchange) [ETANOR@bear.com]
Sent: Wednesday, March 30, 2005 1:57 PM
To: etanor@wdlbc52r01.fi.bear.com
Subject: BSABS-05AC2 Yields - Group 1 Bond B2
Attachments: fileVFLYge.pdf

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the

Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.
Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates.
We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Settle Date: 3/31/2005 US Treasury Curve Date: 3/24/2005

Tranche: B2 (I-B-2)						
Price	.00% CPR 2.85000 Scenario0 0%	P50 ACPR 2.85000 Scenario1 0%	P100 ACPR 2.85000 Scenario2 0%	P150 ACPR 2.85000 Scenario3 0%	P200 ACPR 2.85000 Scenario4 0%	PREPAY 1M_LIB PP_PCT CALL
100.000000	4.62	4.44	4.43	4.44	4.44	Yield

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	PP PCT
Default	.00% CPR		.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	PP PCT
Default	P50 ACPR		.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	PP PCT
Default	P100 ACPR		.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	PP PCT
Default	P150 ACPR		.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	PP PCT
Default	P200 ACPR		.00000

Roxborough, Claude W.

From: Tanor, Ege (Exchange) [ETANOR@bear.com]
Sent: Wednesday, March 30, 2005 1:57 PM
To: etanor@wdlbc52r01.fi.bear.com
Subject: BSABS-05AC2 Yields - Group 1 Bond M3
Attachments: fileRDNMg9.pdf

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the

Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.
Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates.
We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Settle Date: 3/31/2005 US Treasury Curve Date: 3/24/2005

Tranche: M3 (I-M-3)						
Price	**.00% CPR 2.85000 Scenario0 0%**	**P50 ACPR 2.85000 Scenario1 0%**	**P100 ACPR 2.85000 Scenario2 0%**	**P150 ACPR 2.85000 Scenario3 0%**	**P200 ACPR 2.85000 Scenario4 0%**	**PREPAY 1M_LIB PP_PCT CALL**
100.000000	3.75	3.65	3.65	3.65	3.65	Yield

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	PP PCT
Default	.00% CPR		.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	PP PCT
Default	P50 ACPR		.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	PP PCT
Default	P100 ACPR		.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	PP PCT
Default	P150 ACPR		.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	PP PCT
Default	P200 ACPR		.00000

Roxborough, Claude W.

From: Tanor, Ege (Exchange) [ETANOR@bear.com]
Sent: Wednesday, March 30, 2005 1:57 PM
To: etanor@wdlbc52r01.fi.bear.com
Subject: BSABS-05AC2 Yields - Group 1 Bond M2
Attachments: fileh8MNq2.pdf

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the

Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.
Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates.
We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Settle Date: 3/31/2005 US Treasury Curve Date: 3/24/2005

Tranche: M2 (I-M-2)						
Price	**.00% CPR 2.85000 Scenario0 0%**	**P50 ACPR 2.85000 Scenario1 0%**	**P100 ACPR 2.85000 Scenario2 0%**	**P150 ACPR 2.85000 Scenario3 0%**	**P200 ACPR 2.85000 Scenario4 0%**	**PREPAY 1M_LIB PP_PCT CALL**
100.000000	3.71	3.62	3.62	3.62	3.62	Yield

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	PP PCT
Default	.00% CPR		.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	PP PCT
Default	P50 ACPR		.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	PP PCT
Default	P100 ACPR		.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	PP PCT
Default	P150 ACPR		.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	PP PCT
Default	P200 ACPR		.00000

Roxborough, Claude W.

From: Tanor, Ege (Exchange) [ETANOR@bear.com]
Sent: Wednesday, March 30, 2005 1:56 PM
To: etanor@wdlbc52r01.fi.bear.com
Subject: BSABS-05AC2 Yields - Group 1 Bond M1
Attachments: fileZpirBy.pdf

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the

Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.
Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates.
We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Settle Date: 3/31/2005 US Treasury Curve Date: 3/24/2005

Tranche: M1 (I-M-1)						
Price	**.00% CPR 2.85000 Scenario0 0%**	**P50 ACPR 2.85000 Scenario1 0%**	**P100 ACPR 2.85000 Scenario2 0%**	**P150 ACPR 2.85000 Scenario3 0%**	**P200 ACPR 2.85000 Scenario4 0%**	**PREPAY 1M_LIB PP_PCT CALL**
100.000000	3.46	3.40	3.40	3.40	3.40	Yield

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	PP PCT
Default	.00% CPR		.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	PP PCT
Default	P50 ACPR		.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	PP PCT
Default	P100 ACPR		.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	PP PCT
Default	P150 ACPR		.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	PP PCT
Default	P200 ACPR		.00000